SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     1)*

CorVu Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221011 10 9

(CUSIP Number)

Karen Morgan
GlobalNet Venture Partners, LLC
1051 Post Road
Darien, CT  06820
(415) 834-9545

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221011 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GlobalNet Venture Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 640,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 640,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer
Common Stock of CorVu Corporation (the “Issuer”) 3400 West 66th Street Edina, Minnesota 55435

Item 2.	Identity and Background
(a), (b) and (c)

The reporting person is GlobalNet Venture Partners, LLC (“GlobalNet”), a Delaware limited liability company and an international consulting firm.  The address of its principal business and principal office is 1051 Post Road, Darien, Connecticut 06820.

The following information is provided with respect to the executive officers and persons controlling GlobalNet.
John Bohn, Chairman of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.
Karen Morgan, President of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.
John Mullen, Executive Vice President and COO of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.
Raymond Albright, Executive Vice President of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.
John Banigan, Executive Vice President of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.
(d) and (e)

Neither the reporting person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals listed above are citizens of the United States of America, except Karen Morgan who is a permanent resident and U.K. subject.

Item 3.	Source and Amount of Funds or Other Consideration

On June 19, 2002, the Issuer and GlobalNet entered into a stock purchase agreement pursuant to which GlobalNet agreed to purchase 1,200,000 shares of the Issuer’s common stock for an aggregate price of $324,000.  On September 3, 2002, the Issuer and GlobalNet entered into an amendment to the stock purchase agreement, and GlobalNet delivered to the Issuer as payment for the shares a Secured Promissory Note in the principal amount of $324,000, bearing interest at the rate of 5-1/2% per annum payable quarterly.

On July 30, 2003, the parties executed a Restructuring Agreement effective as of July 1, 2003 to restructure their business relationship.  In accordance with such Restructuring Agreement, the Issuer exercised its repurchase rights for 560,000 of the shares of Issuer’s common stock previously issued to GlobalNet.  The Secured Promissory Note in the principal amount of $324,000 was cancelled and replaced by a Secured Promissory Note in the principal amount of $172,800, which represented the purchase price for the 640,000 shares of Issuer’s common stock that GlobalNet continued to hold.

Item 4.	Purpose of Transaction

GlobalNet acquired the shares for investment purposes.  Mr. Bohn, GlobalNet’s Chairman, was a director and Chairman of the Board of the Issuer, but resigned from both positions effective July 31, 2003.  Mr. Bohn, therefore, will no longer be in a position to influence management and decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

GlobalNet beneficially owns 640,000 shares of common stock of the Issuer, representing 2.9% of the outstanding shares of common stock.  The reporting person has sole voting and dispositive power over all of the common stock currently owned by it.  Except as described in Item 3 above, the reporting person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3 above, GlobalNet and the Issuer entered into a Restructuring Agreement effective as of July 1, 2003.  GlobalNet delivered to the Issuer, as payment for the 640,000 shares of Issuer’s common stock that it still holds, a Secured Promissory Note effective July 1, 2003 in the principal amount of $172,800 and delivered an Amendment No.1 to the existing Pledge Agreement to secure payment of the Promissory Note.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Stock Purchase Agreement dated June 19, 2002 between the Issuer and GlobalNet (incorporated by reference to Schedule 13D filed on September 19, 2002).
Exhibit B	Amendment to Stock Purchase Agreement dated September 3, 2002 between the Issuer and GlobalNet (incorporated by reference to Schedule 13D filed on September 19, 2002).
Exhibit C	Secured Promissory Note of GlobalNet dated September 3, 2002 in the principal amount of $324,000 (incorporated by reference to Schedule 13D filed on September 19, 2002).

Exhibit D	Pledge Agreement dated September 3, 2002 between the Issuer and GlobalNet (incorporated by reference to Schedule 13D filed on September 19, 2002).
Exhibit E	Restructuring Agreement dated July 30, 2003 and effective as of July 1, 2003 between the Issuer and GlobalNet.
Exhibit F	Secured Promissory Note of GlobalNet to Issuer effective as of July 1, 2003 in the principal amount of $172,800.
Exhibit G	Amendment No. 1 to Pledge Agreement dated July 30, 2003 and effective as of July 1, 2003 between the Issuer and GlobalNet.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALNET VENTURE PARTNERS, LLC

August 15, 2003.
Date
/s/ Karen Morgan
Signature
Karen Morgan, President
Name/Title

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Stock Purchase Agreement dated June 19, 2002 between the Issuer and GlobalNet (incorporated by reference to Schedule 13D filed on September 19, 2002).

Exhibit B	Amendment to Stock Purchase Agreement dated September 3, 2002 between the Issuer and GlobalNet (incorporated by reference to Schedule 13D filed on September 19, 2002).

Exhibit C	Secured Promissory Note of GlobalNet dated September 3, 2002 in the principal amount of $324,000 (incorporated by reference to Schedule 13D filed on September 19, 2002).

Exhibit D	Pledge Agreement dated September 3, 2002 between the Issuer and GlobalNet (incorporated by reference to Schedule 13D filed on September 19, 2002).

Exhibit E	Restructuring Agreement effective as of July 1, 2003 between the Issuer and GlobalNet.

Exhibit F	Secured Promissory Note of GlobalNet to Issuer effective as of July 1, 2003 in the principal amount of $172,800.

Exhibit G	Amendment No. 1 to Pledge Agreement effective as of July 1, 2003 between the Issuer and GlobalNet.

EXHIBIT E

RESTRUCTURING AGREEMENT

THIS RESTRUCTURING AGREEMENT (the “Agreement”) by and between CorVu Corporation, a Minnesota corporation (the “Company”), and GlobalNet Venture Partners, L.L.C., a Delaware limited liability company (“GlobalNet”), and, with regard to Section 2 only, John A. Bohn (“Bohn”), is entered into as of July 1, 2003 (the “Effective Date”) by and between the Company and GlobalNet.

W I T N E S S E T H:

WHEREAS, GlobalNet has provided certain services to the Company pursuant to that certain Letter Agreement dated June 19, 2002 (the “Letter Agreement”);

WHEREAS, GlobalNet has acquired 1,200,000 shares of Company common stock (the “Shares”) pursuant to that certain Stock Purchase Agreement dated as of June 19, 2002, as amended as of September 3, 2002;

WHEREAS, GlobalNet has paid for the Shares by providing the Company with that certain Secured Promissory Note dated September 3, 2002 for a principal amount of $324,000 (the “Note”);

WHEREAS, on or about June 1, John Bohn announced to the company his intention to resign as a director and Chairman of the Board of CorVu, and the parties desire to restructure their business relationship and resolve their various obligations to each other in the manner described in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and other provisions contained in this Agreement, the sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

1.             Termination of Letter Agreement.  Except as otherwise provided herein, the parties agree that the Letter Agreement is terminated effective as of the Effective Date.  The parties further agree that as of the Effective Date the Stock Purchase Agreement is terminated.

2.             Resignation.  By this Agreement the parties agree that John Bohn has submitted his resignation as Chairman and a member of the Company’s Board of Directors and the Company’s Board of Directors has accepted his resignation as of July 31, 2003.  The parties agree that the Company shall issue a press release as soon as practicable regarding the termination of the GlobalNet relationship and the resignation of Bohn, provided that said press release shall be approved by Mr. Bohn prior to issuance.

3.             Payment.  On August 1, 2003, the Company will make a final payment to GlobalNet for consulting services in the amount of  $24,320, provided that should the Company exercise its call option under the Call Option Agreement of even date herewith and its conversion option under the Conversion Option

Agreement of even date herewith, then $3,240 shall be deducted from either of the payments required under Section 1.2 of the Call Option Agreement.

4.             Purchase of Company Stock; Cancellation of Certain Indebtedness.  The parties agree that the Company shall purchase 560,000 of the Shares as of the Effective Date, and GlobalNet authorizes and approves the transfer of such 560,000 Shares to the Company.  As consideration for such purchase, the Company will cancel the Note upon receipt from GlobalNet of a secured promissory note in the form attached to this Agreement as Exhibit A for a principal amount of $172,800, such principal reflecting the total purchase price for 640,000 Shares at $0.27 per share.

5.             Financing and Investment Banking Transactions.  The provisions of Sections 3 (b), 3 (d), and 3(e) shall remain in full force and effect according to their terms with respect to those companies identified in Schedule A.

6.             New Business.  The Company agrees that the provisions of Sections 3 (c) and 3 (e) of the Letter Agreement remain in full force and effect for those companies identified in Schedule A, and for any new customer opportunity that may be introduced by GlobalNet and accepted by the Company.

7.             Agreement with David Long.  The parties agree that the Company, without incurring additional obligation to GlobalNet, may enter into an agreement with David Long and/or Don Williams pursuant to which David Long and/or Don Williams will provide various agreed on services to the Company, provided that introductions provided to Company by David Long while under contract to GlobalNet prior to the Effective Date shall be considered subject to paragraph 5 hereof.

8.             Hold Harmless.  Parties agree that Section 6 (c) of the aforesaid Letter Agreement remains in full force and effect, and hereby waive and release any claims of whatever nature against the other.

9.             Governing Law.  This Agreement shall be construed in accordance with, and governed by the State of Minnesota without giving effect to Minnesota conflict of law principles.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement on the dates set forth below, effective as of the Effective Date.

Date: July 28, 2003	CORVU CORPORATION

	By:	/s/ David C. Carlson
		Its:	Chief Financial Officer

Date: July 30, 2003	GLOBALNET VENTURE PARTNERS, L.L.C.

	By:	/s/ Karen Morgan
		Its:	President

With Regard to Section 2 only:

Date: July 30, 2003

/s/ John A. Bohn
John A. Bohn

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SCHEDULE A

Financing/Investment Introductions( Firms and Individuals):

Battery Ventures

Taglich Brothers

Source Capital/ Todd Coffin/

Perkins Capital

Introductions of David Long

Introductions of Rich Kelly

M.H. Meyerson

Wildwood Capital

Piper Jaffray

Decision Point

Customer and Relationship Introductions:*

CSC

PA Consulting

Decision Point

*(There are others where substantial contact about CorVu was made but not CorVu contact was made. (Horvath, Air Canada, Kaiser Permanente, McKinsey, Thompson, Reed Elsivier).  GlobalNet would be prepared to contact them again if requested.  In addition, there was a list provided by CorVu which asked for help on several.  For example, House of Representatives, Motorola, Kerr McGee, FDIC, Key Corp, World Bank.  GlobalNet can be of assistance if requested.)

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EXHIBIT F

SECURED PROMISSORY NOTE

$172,800.00	Minneapolis, Minnesota

July 1, 2003

(“Effective Date”)

FOR VALUE RECEIVED, the undersigned, GlobalNet Venture Partners, L.L.C., a Delaware limited liability company (the “Maker”), promises to pay to the order of CorVu Corporation, a Minnesota corporation, or its successors and assigns (the “Payee”), in lawful money of the United States of America and in immediately available funds, at such place as the Payee may direct, the principal sum of One Hundred Seventy Two Thousand Eight Hundred Dollars ($172,800), together with interest on the unpaid principal amount outstanding from time to time from the date hereof through September 30, 2005, at the rate of two and one-half percent (2.5%) per annum.  The interest on the unpaid principal amount hereof shall be payable monthly in arrears commencing on August 1, 2003.  The entire unpaid principal amount outstanding hereunder, with interest, shall be payable on September 30, 2009.  Maker may prepay this Note without incurring any penalty payments.  All payments shall be applied first to interest and then to principal.

This Note has been executed and delivered by the Maker to Payee on the date set forth below, effective as of the Effective Date, to evidence Maker’s obligation to the Payee in connection with Payee’s purchase of 640,000 shares of Payee’s common stock in September 2002.  This Note is secured by that certain Pledge Agreement dated September 2, 2002 as amended of even date herewith, by and between the Payee and the Maker (the “Pledge Agreement”).

In the event the unpaid principal amount outstanding hereunder and/or the interest thereon is not paid when due (a “Default”), the Maker agrees to pay all costs (including fees and disbursements of counsel) reasonably incurred by the Payee of this Note in enforcing the terms and conditions hereof and in effecting the collection of such unpaid amounts.

The Maker hereby waives presentment, demand for payment, notice of dishonor, protest and notice of protest.

The rights and powers granted in this Note shall extend to any holder of this Note and shall be binding upon the Maker and its legal representatives and successors.

This Note may be modified only by an agreement in writing signed by the party against whom enforcement of any modification is sought.

All capitalized terms in this Note not defined herein shall have the meaning ascribed to them in the Stock Purchase Agreement.

This Secured Promissory Note shall be governed by and construed in accordance with Minnesota law without regard to Minnesota conflict of law principles.

Date: July 30, 2003	GLOBALNET VENTURE PARTNERS, L.L.C.

	By	/s/ Karen Morgan
		Its	President

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EXHIBIT G

AMENDMENT NO. 1 TO PLEDGE AGREEMENT

THIS AMENDMENT NO 1 TO PLEDGE AGREEMENT (the “Amendment”) is entered into as of July 1, 2003 (the “Effective Date”) by and between CorVu Corporation, a Minnesota corporation(“Pledgee”) and GlobalNet Venture Partners, L.L.C., a Delaware limited liability company (“Pledgor”).

W I T N E S S E T H:

WHEREAS, Pledgor executed and delivered to Pledgee a secured promissory note dated September 2, 2002 in the aggregate principal amount of Three Hundred Twenty-Four Thousand and No/100 Dollars ($324,000) evidencing the purchase price for One Million Two Hundred Thousand (1,200,000) shares of Common Stock of Pledgee (the “Common Stock”) that Pledgor purchased from Pledgee pursuant to that certain Stock Purchase Agreement dated June 19, 2002, as amended September 3, 2002, between Pledgor and Pledgee (the “Stock Purchase Agreement”)

WHEREAS, Pledgee cancelled the Note pursuant to that certain Restructuring Agreement of even date herewith, and Pledgor has executed and delivered to Pledgee a secured promissory note of even date herewith in the aggregate principal amount of One Hundred Seventy Two Thousand Eight Hundred and No/100 Dollars ($172,800) (the “Second Note”) evidencing the purchase price for Six Hundred Forty Thousand (640,000) shares of Common Stock; and

WHEREAS, Pledgor has agreed to secure the payment of the Second Note and the performance and observance by Pledgor of all of its respective covenants, obligations, representations, and warranties under the Stock Purchase Agreement;

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

1.             Section 1 of the Pledge Agreement shall be deleted and replaced by the following text:

“(a)         Pledgor hereby pledges and grants Pledgee, its legal representatives and successors, a security interest in the Common Stock and the certificates evidencing the Common Stock as security for the payment-in-full of the principal of and interest on the Second Note and the performance and observance by Pledgor of all of its respective covenants, obligations, representations, and warranties under the Stock Purchase Agreement, provided that upon payment of any part of the principal due, such pro rata portion of the shares shall be released from such security interest.

(b)           Pledgor agrees that the certificates representing 640,000 shares of the Common Stock shall be held by Fredrikson & Byron, P.A., Minneapolis, Minnesota (“Fredrikson”).  Pledgor shall deliver to Fredrikson concurrently with the execution of this Agreement a stock power endorsed in blank representing all of the Common Stock.  Fredrikson shall hold all of such certificates subject to the terms and conditions set forth herein.”

2. Except as amended herein, all other terms and conditions of the Pledge Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the dates set forth below, effective as of the Effective Date.

Date: July 28, 2003	CORVU CORPORATION

	By:	/s/ David C. Carlson
		Its:	Chief Financial Officer

Date: July 30, 2003	GLOBALNET VENTURE PARTNERS, L.L.C.

	By:	/s/ Karen Morgan
		Its:	President

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